SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004
_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)
_______________________

New Industrial Park, Post Office Box 140, Yoqneam, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

The Registrant files as Exhibit 1 to this Report on Form 6-K, the results of its Extraordinary General Meeting of Shareholders held on August 2, 2004 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel, and which is hereby incorporated by reference herein.

On August 12, 2004, the Registrant issued the press release which is filed as Exhibit 2 to this Report on Form 6-K, and which is hereby incorporated by reference herein.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

               Exhibit 1

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

Following an extraordinary general meeting of the shareholders of Elbit Vision Systems Ltd. on August 2, 2004 held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Israel at 11:00 A.M., at which 8,564,717 shares were present (whether in person or by proxy) constituting 51.2% % of all shareholders of the Company as of June 24, 2004 (the record date), the following resolutions were adopted:

1.	To re-elect Messrs. Nir Alon, Jossef Barath, Israel Gal and Shlomo Alon and Ms. Naomi Livne as directors for the coming year.

2.	To approve the grant of options to purchase 30,000 ordinary shares of the Company to each of the members of the Board of Directors (with the exception of Mr. Nir Alon and the External Directors). The options will vest quarterly over a period of two years following the approval of the shareholders, at a price of $1.25 per share. Any unvested options will terminate for each director upon the cessation of such director's service on the Board of Directors of the Company.

3.	To approve the appointment of Kesselman & Kesselman PriceWaterhouseCoopers as the independent public accountants for the year ending December 31, 2004, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

4.	To elect Mr. Yuval Berman as an External Director to the Board of Directors for a term of three years. This resolution was passed by the special majority provided for by Section 239 of the Israel Companies Law.

5.	To approve the grant of options to purchase 600,000 ordinary shares of the Company to Mr. Nir Alon. The options will vest quarterly over a period of two years following the approval of the shareholders at a price of $1.25 per share. Any unvested options will terminate upon the cessation of Mr. Alon's service as Chairman of the Board of Directors of the Company.

Since Mr. Nir Alon is a controlling shareholder as provided by the Israel Companies Law, this resolution was passed by the special majority provided for by Section 275 of the Israel Companies Law.

The Company also presented at the meeting its published financial statements for 2003.

Exhibit 2

ELBIT VISION SYSTEMS LTD. ANNOUNCES SECOND QUARTER 2004 FINANCIAL RESULTS

Yokneam, Israel August 12, 2004—Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced consolidated financial results for the second quarter ended June 30, 2004.

Revenues for the second quarter of 2004 were $2.4 million compared to $1.8 million for the second quarter of 2003, and $0.8 million for first quarter of 2004. Revenues for the quarter include approximately $0.3 million related sales of the products of EVS’ majority-owned subsidiary, Yuravision Co. Ltd. for the month of June. Net loss for the second quarter of 2004 was $0.52 million or $0.03 per share, compared to net loss of $0.24 million, or $0.02 per share for the second quarter of 2003, and $0.89 million or $0.06 per share for the first quarter of 2004.

Research and Development expenses for the second quarter of 2004 were $0.65 million compared to $0.45 million for the second quarter of 2003, and $0.26 million for first quarter of 2004. Sales and Marketing expenses for the second quarter of 2004 were $0.93 million compared to $0.39 million for the second quarter of 2003, and $0.42million for first quarter of 2004.

The Company completed the quarter with cash, cash equivalents and short-term investments of $2 million. Non-operating disbursements totaled approximately $0.75 million, as a result of an investment in Yuravision, a South Korean company, in which EVS has acquired a majority stake.

Commenting on the results, Yaky Yanay, CFO of EVS said: "Our second quarter revenues were in line with our expectations and reflect the recovery in business conditions throughout the primary industries we serve. Following the completion of the second phase of our acquisition of Yuravision, we became active in the microelectronic and display manufacturing technology space. We expect to expand our business and revenues in those industries as our products continue to gain traction in the market.

He continued, “Following completion of our acquisition of the ScanMaster group, we expect our revenues for the third quarter will increase by more than 50% compared to the second quarter. We anticipate continued growth going forward as a result of the further successful implementation of our growth strategy. We plan to continue working to penetrate new markets through the introduction of new products, as well as to continue to pursue strategic acquisitions that will enhance our presence in the markets we serve while contributing to our financial performance”

About Elbit Vision Systems:

Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and microelectronic industries. The Company's product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

The transaction described in the press release attached is subject to the satisfaction of any conditions to effectiveness contained in any definitive documentation. Furthermore, risks associated with the transaction include (i) any difficulties encountered in the adaptation of EVS' business to accommodate new industrial applications, which may affect the timing and quality of production; and (ii) conditions in the market for the sales of new applications, as a result of which the results of any acquisition may vary from those anticipated.

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2004
IN U.S. DOLLARS

	June 30		December 31,
	2004	2003	2003

	(Unaudited)		(Audited)
	In Thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	1,517	1,508	1,789
Restricted deposit	506	-	537
Accounts receivable:
Trade	1,887	348	1,021
Other	927	809	620
Inventories	3,426	2,920	3,139

Total current assets	8,263	5,585	7,106

LONG-TERM RECEIVABLES:
Funds in respect of employee rights pon retirement	534	568	622
Other long-term receivables	112	79	99

Total long-term receivables	646	647	721

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	705	494	414

OTHER ASSETS - net of accumulated amortization	1,520	-	-

Total assets	11,134	6,726	8,241

	June 30		December 31
	2004	2003	2003

	(Unaudited)		(Audited)
	In Thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	828	236	1,006
Current maturities of loan from shareholder	181	442	160
Accounts payable:
Trade	1,189	886	651
Deferred revenues	693	631	355
Other	3,375	2,906	2,427

Total current liabilities	6,266	5,101	4,599

LONG-TERM LIABILITIES:
Loans from banks and shareholder – net of current maturities: From shareholder	369	-	287
From banks	197	-	-
Liability for employee rights upon retirement	912	683	979

Total long-term liabilities	1,478	683	1,266

Total liabilities	7,744	5,784	5,865

SHAREHOLDERS’ EQUITY:
Share capital	2,594	1,208	1,856
Receipt on account of shares to be allotted	320	-	140
Warrants	496	-	267
Additional paid-in capital	19,940	17,785	18,662
Accumulated deficit	(19,960)	(18,051)	(18,549)

	3,390	942	2,376

Total liabilities and shareholders’ equity	11,134	6,726	8,241

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2004
IN U.S. DOLLARS

	6 months ended June 30		3 months ended June 30
					Year ended December 31,
	2004	2003	2004	2003	2003

	(Unaudited)		(Unaudited)		(Audited)

	U.S. dollars in thousands (except per share data)

REVENUES	3,232	3,661	2,402	1,840	6,328

COST OF REVENUES	1,866	1,866	1,137	1,017	3,748

GROSS PROFIT	1,366	1,553	1,265	823	2,580

RESEARCH AND DEVELOPMENT EXPENSES – net	907	793	647	452	1,431
SELLING AND MARKETING EXPENSES	1,355	783	932	385	1,598
GENERAL AND ADMINISTRATIVE EXPENSES	576	462	269	201	637

OPERATING LOSS	(1,472)	(485)	(583)	(215)	(1,086)

FINANCIAL INCOME (EXPENSES) - net	(46)	4	(40)	(9)	60
OTHER INCOME (EXPENSES) – net	110	-	104	-	47

LOSS BEFORE TAXES ON INCOME	(1,408)	(481)	(518)	(224)	(979)
TAXES ON INCOME	3	3	2		3

LOSS FOR THE PERIOD	(1,411)	(484)	(521)	(224)	(982)

LOSS PER SHARE – BASIC AND DILUTED	0.09	0.05	0.03	0.02	0.1

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE
BASIC AND DILUTED (IN THOUSANDS)	15,313	10,167	15,313	10,167	10,175

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

Dated: August 18, 2004	By:	/s/ Yaky Yanay

Yaky Yanay
Chief Financial Officer